ANNUAL
                                                        REPORT
                                                        1998









                                                        FIRETECTOR INC.
                                                        FIRETECTOR INC.
                                                        FIRETECTOR INC.
                                                        FIRETECTOR INC.
                                                        FIRETECTOR INC.
                                                        FIRETECTOR INC.
                                                        FIRETECTOR INC.

Dear Stockholders:

We are pleased to enclose the Annual Report of Firetector Inc. for the Fiscal Year Ended September 30, 1998. As we have stated in our various quarterly reports and press releases during the year, 1998 was dedicated to the resumption of aggressive marketing after several years of restructuring where we focused on cost containment, process, system re-engineering and upgrading of internal/field support. A number of years ago your Board decided that we could only ready the company for 2000 and beyond by building a proper foundation, which could mean a temporary lull in selling and revenues. Thus, as we entered 1998, our order position was reduced and our sales and marketing staff was leaner than we would have wanted from the perspective of 1998.

As we began the year, we commenced a program of hiring additional sales and marketing personnel, launching new products and marketing to a wider geographic area. During the course of the year we developed and accelerated a momentum of marketing initiatives and achieved sales success across all of our product lines in both our New York and Dallas regions. At year-end (September 30, 1998) we had increased our order position to $9.6 million from $5.7 million at the beginning of the year and had booked numerous exciting projects including:

    * Major New York City auction house

    * Major New York City museum

    * Hotel at John F. Kennedy International Airport

    * Several New York City and Long Island medical centers

    * Multi-building project in New York City for major Television/Entertainment concern

    * Major upgrade of professional sports facility in the New York area.

    * On-board communication systems for trains for transit agencies/rail system in St. Louis, San Diego and Tunisia

    * Numerous educational facilities in the Dallas area

    * Numerous New York City office buildings

During 1998 we also realized other milestones including:

    * A new $3,000,000 Revolving Credit Facility witha new bank, with whom we feel we have also secured a partner for future growth

    *  Completed   development   of  our  newest   generation   of  transit
    communication systems which made 1998 our most successful year of transit marketing since we launched this venture in 1994

    * Maintained stockholders' equity of approximately $3.5 million or more than $2.00 per outstanding share

    * Completed restructuring of our debt and preferred stock obligations to our largest shareholder which resulted in reduced interest costs and a significant reduction in potential further dilution from the exercise of options/warrants.

    * Launched a distinct marketing effort of sophisticated security systems for high-end commercial projects.

    * Commenced marketing life safety and sound systems on Long Island. While our main offices are located on Long Island, we have never focused on this high growth area. Our expanded product line gives us more tools with which to service this market which does not feature the sort of high rise office towers typical of our historical product focus.

    * Completed integration of all of our prior acquisitions into a single New York operating unit.

    * Completed our share recapitalization and maintained our NASDAQ listing.

We completed our first quarter significantly ahead of last year's revenues and earnings. We are experiencing increased shipments as we continue into the second quarter and remain excited that the marriage of our 1998 marketing program and previous years' restructuring will result in a successful 1999.

We remind all of our current and potential stockholders that no company, particularly one involved in the construction arena, can be judged based on a single quarter. We will continue to focus on our full year and longer term strategy to build stockholder value. To that end, we felt that a stock buyback, which might have temporarily aided the stock price at the expense of our cash resources was not the best course for our stockholders. We also remain of the view that our communications to stockholders should be based on the availability of substantive information.

We invite all of our stockholders to attend our Annual Meeting of Stockholders at 11:00 a.m. on April 20, 1998 at 96 Spring Street, 8th Floor, NYC, NY.

On behalf of the Board, we thank you for your continued support.


Daniel S. Tamkin, Chairman and Chief Executive Officer

Joseph P. Vitale, President and Chief Operating Officer.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Liquidity and Capital Resources

     In June 1998, the Company entered into a new three-year credit facility with Citizens Business Credit Company of Boston, Mass. (the "Credit Facility"). The new Credit Facility provides for an increased revolving line of credit of $3,000,000 through June 2001. The Credit Facility has an interest rate of prime plus 3/4% on outstanding balances. Advances under the Credit Facility are measured against a borrowing base calculated on eligible receivables and inventory. The Credit Facility is secured by all assets of the Company and all of its operating subsidiaries, as well as a $300,000 letter of credit provided by Mirtronics, Inc., an Ontario corporation which is the Company's largest stockholder ("Mirtronics").

     The Credit Facility includes various covenants, which among other things, impose limitations on declaring or paying dividends, acquisitions and capital expenditures. The company is also required to maintain certain financial ratios. At September 30, 1998, the Company was not in default with any of its financial covenants.

     Initial proceeds from the Credit Facility amounting to $1,716,415 were used to pay off principal and interest due on the Company's previous loan agreement with another bank. The Company owed $1,748,106 under the credit facility at September 30, 1998.

     Net cash used by operations for the twelve months ended September 30, 1998 amounted to $28300 as compared to cash being provided by operations of $607,000 for the comparable prior period. The primary reason for the use of cash in operations was the decrease in income from operations of approximately $640,000 and from an increase in trade receivables of approximately $1.1 million due to delayed collections in major New York City projects (subsequent to September 30, 1998, collections from these receivables have improved). However, the Company further anticipates meeting its future cash requirements through continuation of the negotiation of certain terms with its customers prior to the beginning of a project, the monitoring of its terms during a project and completing projects in timely fashion, resulting in faster final payments. It is the intention of the Company to closely monitor this program throughout fiscal 1999.

     The ratio of the Company's current assets to current liabilities increased to approximately 2.8 to 1 at September 30, 1998 from 2.04 to 1 at September 30, 1997 due to the non-current classification of the new three year Credit Facility with Citizens Business Credit Company.

     Firetector's terms of sale are net 30 days. However, the normal receivable collection period is 60-120 days, exclusive of retainage, because certain governmental regulations and the Company's frequent status as a subcontractor (entitled to pro rata payments as the general project is completed) extend the normal collection period. Firetector believes this is a standard industry practice. Firetector's receivable experience is consistent with the industry as a whole and will likely continue until the economic environment improves. This could be considered an area of risk and concern. However, due to the proprietary nature of Firetector's systems, many projects require Firetector's cooperation to secure a certificate of occupancy and/or to activate/operate a life safety system, thus assisting Firetector's collection of a significant portion or even total payment, even when Firetector's immediate account debtor's (contractor) creditors have seized a project.

RESULTS OF OPERATIONS

Revenues

     During fiscal 1996 and 1997 management focused on reorganizing, retraining and replacing personnel and cost control after several years of financial difficulty. These efforts resulted in record profitability in those years but did serve to restrain sales and marketing efforts, and ultimately lowered revenues in 1998. With its reorganized cost and personnel program essentially complete, during 1998, at the expense of short-term profitability, management intensified sales and marketing with the hiring of several sales, marketing, customer service, engineering and field support personnel. In addition, the Company commenced work on numerous projects involving limited initial gross profit in anticipation of additional revenue with higher gross margin or supplemental service and tenant revenues. The Company also became a distributor of several new products and commenced marketing in new regions such as Long Island, Pennsylvania, St Louis and California. Management believes this strategy is directly responsible for the Company's near record order position. Also see section entitled Order Position.

     Total revenues in 1998 amounted to $14.3 million, a decrease of 11% compared to revenues of $16.0 million in 1997. This decrease was primarily due to a 13% decline in product revenues in 1988 to $10.0 million as compared to $11.5 million in 1997. This decrease was attributed to fewer significant construction projects in both the New York and Dallas market areas. In addition, product revenues during 1997 included approximately $1,865,000 of billing in relation to one transit project, which involved the sale of approximately $1,365,000 of lower margin products purchased from a third party for resale.

     Service revenues decreased 5% in 1998 to $4,274,000. The decrease in service revenues reflects lower than normal call-in maintenance service on Firetector systems and other systems.

Gross Profit

     Gross profit from product revenues decreased 16% in 1998 to $3,280,000 while gross profit margin on product revenues decreased from 33.8% to 32.7% primarily due to lower product revenues and reduced overhead absorption.

     Gross profit on service revenues decreased slightly in 1998 from 37.8% to 37.2% in 1997. This decrease reflects the effect of lower call-in maintenance service revenue in 1998 on essentially fixed overhead.

Selling, General and Administrative Expenses

     Selling, General and Administrative Expenses decreased by 2% or $66,000 in 1998 over 1997 as a result of the Company's previous cost containment program. As discussed above, during 1998 the Company intensified its marketing efforts and expanded its product line and territory. While this effort has offset savings in selling, general and administrative costs, the Company has achieved an improvement in new order bookings and near record backlog of orders, as noted below.

Income Before Tax

     Operating income declined in 1998 to $261,000 compared to $902,000 in fiscal 1997. The decline in operating income was primarily the result of lower product revenues as 1997 included product sales from a major sports facility in Texas and shipments on several major projects in New York. While the decline in operating income during 1998 was related to lower product shipments and reduced call-in service revenues, the decline was minimized by lower selling, general and administrative expenses, and lower depreciation and amortization. In addition, there was an increase in interest expenses in 1998 due to the conversion of $675,000 of preferred stock into notes payable with interest of 10% (see Note 2 to Financial Statements).

Tax Provisions

     The Company's current income tax provision represent state and local income taxes and the alternative minimum tax for Federal income purposes. Firetector retains approximately $908,000 of additional net operating loss carry forwards.

Order Position

     Firetector's order position, excluding service, increased to $9.6 million at September 30, 1998 from $5.7 million at September 30, 1997 reflecting in part management's recent intensified marketing efforts. The higher order position reflects the receipt in 1998 of significant new orders from several major subway complexes, a major media company, an auction house, and a museum. Due to the fact that the Company's products are sold and installed as part of larger construction or mass transit projects, there is typically a delay between the booking of the contract and its revenue realization. The order position includes and the Company continues to bid on projects that might include significant subcontractor labor, and expects to be active in seeking orders where the Company would act as a prime contractor.

Plan of Operations

     During  fiscal  1999,  Management  intends  to  focus  on it's  intensified marketing programs that were begun in 1998 and to continue to contain fixed overhead as well as to reduce variable costs through improved efficiency and productivity. Enhancements in recent years to Firetector's management information systems and methods of approving and monitoring project costs have improved Management's ability to pinpoint waste and/or third party (supplier or customer) cost responsibility. Management will also focus its efforts in 1999 to improve accounts receivable collections in order to reduce the number of days sales outstanding. Management believes that Firetector will generate sufficient cash flow from operations to meet its obligations. Management believes that the Company's balance sheet is in a good condition after the changes made in the past few years.

YEAR 2000.

     The Company has conducted an evaluation of the actions necessary in order to ensure that its computer systems will be able to function without disruption with respect to the application of dating systems in the Year 2000. As a result of these evaluations the Company is in the process of upgrading and replacing certain of its computer information and other computer systems so as to be able to operate without disruption due to Year 2000 issues. The Company does not anticipate that the costs of its remedial actions will be material to the results of operations or financial condition. However, there can be no assurance that the remedial actions being implemented by the Company will be completed by the time necessary to avoid dating systems problems or that the cost of doing so will not be material. Performance of the Company's proprietary products is not date sensitive. However, date information is displayed on certain console equipment. The Company has completed software changes so that its proprietary equipment is also compliant with respect to display information and the Company is installing these software upgrades to customer equipment in buildings as part of normal maintenance service. In addition, disruptions with respect to the computer systems of vendors or customers, which systems are outside the control of the Company, could impair the ability of the Company to obtain necessary materials or products or to sell to or service their customers. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems would not have a material adverse effect on the Company.


INFLATION

     The impact of inflation on the Company's business operations is not material. Casey's labor costs are normally controlled by union contracts covering a period of two years and its material costs have remained relatively stable.

                         Report of Independent Auditors



The Board of Directors and Stockholders
Firetector Inc.

We have audited the accompanying consolidated balance sheet of Firetector Inc. and its subsidiaries as of September 30, 1998 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two fiscal years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements referred to above present fairly, in all material respects, the consolidated financial position of Firetector Inc. and its subsidiaries as of September 30, 1998 and the consolidated results of their operations and their cash flows for each of the two fiscal years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

New York, NY
November 25, 1998                       MOORE STEPHENS, P.C.

                        FIRETECTOR INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET




                                                              September 30,
                                                                   1998
                                                             --------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                      $105,000
  Accounts receivable, principally trade, less allowance
     for doubtful accounts of $190,000                          4,868,000
  Inventories                                                   1,902,000
  Deferred taxes                                                  168,000
  Prepaid expenses and other current assets                       125,000
                                                            -------------
TOTAL CURRENT ASSETS                                            7,168,000
                                                            -------------


PROPERTY, PLANT AND EQUIPMENT -at cost, less
   accumulated depreciation and amortization of $812,000          346,000

SOFTWARE DEVELOPMENT COSTS, net                                     3,000

OTHER ASSETS                                                      279,000

DEFERRED TAXES                                                    206,000


                                                             ------------
TOTAL ASSETS                                                   $8,002,000
                                                             ============

See accompanying Notes to the Consolidated Financial Statements

                        FIRETECTOR INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET



                                                                September 30,
                                                                     1998
                                                               -----------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Note payable to Mirtronics                                      $393,000
   Notes payable - principally to related party                      70,000
   Accounts payable and accrued expenses                          1,738,000
   Unearned service revenue                                         343,000
   Current portion of capital lease obligations                      24,000
                                                                ------------
TOTAL CURRENT LIABILITIES                                         2,568,000
                                                                ------------

   Note payable to bank                                           1,748,000
   Notes payable- principally to related party, less
    current portion                                                 222,000
   Capital lease obligations, less current portion                   18,000
                                                                ------------
TOTAL LIABILITIES                                                 4,556,000
                                                                ------------
COMMITMENTS AND CONTINGENCIES (Notes 6 and 13)

STOCKHOLDERS' EQUITY

  Convertible preferred stock, 2,000,000 shares authorized-
      $1.00 par value; none issued and outstanding
  Common stock, 25,000,000 shares authorized, $.001
     par value; issued and outstanding 1,571,097 shares               2,000
  Capital in excess of par                                        5,159,000
  Deficit                                                        (1,715,000)
                                                                ------------
TOTAL STOCKHOLDERS' EQUITY                                        3,446,000
                                                                ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $8,002,000
                                                                ============

See accompanying Notes to the Consolidated Financial Statements

                                FIRETECTOR INC. AND SUBSIDIARIES

                                CONSOLIDATED STATEMENTS OF INCOME

                                                               Year ended  September 30,
                                                               1998               1997
                                                            -----------        -----------
Net sales                                                   $10,025,000        $11,545,000
Service revenue                                               4,274,000          4,484,000
                                                            -----------        ------------
Total revenues                                               14,299,000         16,029,000
                                                            -----------        ------------

Cost of sales                                                 6,745,000          7,637,000
Cost of service                                               2,682,000          2,788,000
Selling, general and administrative                           4,198,000          4,264,000
Interest expense                                                260,000            242,000
Depreciation and amortization expense                           206,000            246,000
Other (income) - net                                            (53,000)           (50,000)
                                                            ------------       ------------
                                                             14,038,000         15,127,000
                                                            ------------       ------------
Income from  operations before provision
  for income taxes                                              261,000            902,000

Provision  for income taxes:
   Current                                                       50,000            110,000
   Deferred                                                                        (10,000)
                                                            ------------       ------------
                                                                 50,000            100,000
                                                            ------------       ------------
Net Income                                                     $211,000          $ 802,000
                                                            ============       ============
Earnings Per Common Share
  Basic Earnings Per Share                                        $0.15              $0.68
  Diluted  Earnings Per Share                                     $0.11              $0.34
                                                             ===========       ============

Weighted Average Number of Common Shares Outstanding          1,420,045          1,176,522

Weighted Average Number of Common and Potential Dilutive
   Common Shares Outstanding                                  2,145,202          2,372,654




See accompanying Notes to the Consolidated Financial Statements

                               FIRETECTOR INC. and
                                  SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF
                               STOCKHOLDERS EQUITY

                                                                YEARS ENDED SEPTEMBER 30, 1998 AND 1997


                                                 TOTAL
                                             STOCKHOLDERS'                PREFERRED STOCK                         COMMON STOCK
                                                EQUITY               SHARES              AMOUNT             SHARES           AMOUNT
                                          ----------------        -----------          ---------            -----------    ---------

Balance at September 30, 1996                $3,435,000             675,000             $675,000            3,548,399        $4,000

Issuance of shares from exercise
  of options                                                                                                      200
Retirement of  Shares                          (327,000)                                                      (25,312)
Net Income                                      802,000
                                            ------------          -----------           ----------          ----------     ---------

Balance at September 30, 1997                $3,910,000             675,000             $675,000            3,523,287        $4,000

Issuance of shares from exercise
  of options                                   $552,000                                                     1,840,000         2,000
Debt restructuring                            ($675,000)           (675,000)            (675,000)
Retirement of  Shares                         ($552,000)                                                     (650,000)       (1,000)
Reverse stock split (1 for 3)                 $       0                                                    (3,142,190)       (3,000)
Net Income                                     $211,000
                                             -----------          -----------           ---------          -----------     ---------
Balance at September 30, 1998                $3,446,000                   0                    0            1,571,097         2,000
                                             ===========          ===========           =========          ===========     =========


         See accompanying Notes to the Consolidated Financial Statements

                              FIRETECTOR INC. and
                                  SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF
                               STOCKHOLDERS EQUITY
                                  (continued)

                                         YEARS ENDED SEPTEMBER 30, 1998 AND 1997


                                               CAPITAL                 RETAINED
                                               IN EXCESS              EARNINGS
                                               OF PAR                 (DEFICIT)
                                            ---------------         ------------
Balance at September 30, 1996                $5,484,000             ($2,728,000)

Issuance of shares from exercise
  of options
Retirement of  Shares                          (327,000)
Net Income                                                              802,000
                                            ------------            ------------

Balance at September 30, 1997                $5,157,000             ($1,926,000)

Issuance of shares from exercise
  of options                                    550,000
Debt restructuring
Retirement of  Shares                          (551,000)
Reverse stock split (1 for 3)                     3,000
Net Income                                                              211,000
                                             ------------            -----------
Balance at September 30, 1998                  5,159,000             (1,715,000)

                                             ============            ===========

                         FIRETECTOR INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Year ended September 30,
                                                                          1998            1997
                                                                     -----------      ------------
OPERATING ACTIVITIES
Net income                                                             $211,000          $802,000
 Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
  Depreciation and amortization                                         225,000           246,000
  Provision for doubtful accounts                                       113,000            72,000
 Changes in operating assets and liabilities:
  Accounts receivable                                                (1,160,000)         (642,000)
  Inventories, prepaid expenses and other current assets                (44,000)          394,000
  Accounts receivable from affiliated companies                         493,000           (80,000)
  Other assets                                                          (13,000)          (25,000)
  Accounts payable and accrued expenses                                 395,000            57,000
  Unearned service revenue                                                6,000          (236,000)
  Due to affiliated companies                                          (509,000)           19,000
                                                                    ------------       -----------
NET CASH PROVIDED (USED IN) BY OPERATING ACTIVITIES                    (283,000)          607,000
                                                                    ------------       -----------
INVESTING ACTIVITIES
  Purchases of property, plant and equipment                            (54,000)         (153,000)
                                                                    ------------       -----------
NET CASH (USED IN) INVESTING ACTIVITIES                                 (54,000)         (153,000)
                                                                    ------------       -----------
FINANCING ACTIVITIES
  Borrowings under new revolving credit agreement                     1,748,000
  Principal payments on revolving line of credit, long-term
    debt, notes payable and capital lease obligations                (2,004,000)         (450,000)
  Proceeds from revolving line of credit,  notes payable and
    capital lease obligations                                           119,000            78,000
  Issuance of common stock in connection with exercise of options       552,000
  Repurchase of common stock                                           (552,000)
                                                                    ------------       ----------
NET CASH (USED IN)  FINANCING ACTIVITIES                               (137,000)        (372,000)
                                                                    ------------       ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   (474,000)           82,000

Cash and cash equivalents at beginning of period                        579,000           497,000
                                                                     -----------       -----------
Cash and cash equivalents at end of period                             $105,000          $579,000
                                                                     ===========       ===========
SUPPLEMENTAL CASH  FLOW  INFORMATION:

Cash paid during the year for:
  Interest                                                              211,000           225,000
  Income tax                                                            159,000           106,000

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING  AND FINANCING ACTIVITIES:

During the years ended September 30, 1998 and 1997, the Company incurred capital lease obligations of $11,000 and $36,000 respectively, in connection with lease agreements to acquire equipment.

On December 1, 1996, the Company reacquired 8,437 shares of its common stock from an officer/director of the Company, with the total purchase amount of $327,000 paid through the issuance of a 4% seven year installment promissory note payable monthly commencing January 1, 1997.

The Company exchanged preferred stock and notes payable to Mirtronics by the issuance of $845,000 of new notes. (See Note 2 - Transactions with Related Parties).

See accompanying Notes to the Consolidated Financial Statements

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1998


1. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at September 30, 1998, and reported amounts of revenues and expenses during the fiscal year. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The principal operating subsidiaries are: Casey Systems Inc. ("Casey"), General Sound (Texas) Company ("GenSound"), Pyrotech Service Inc. ("Pyrotech"), Comco Technologies Inc. ("COMCO", which began operating as a division of Casey during 1998), Systems Service Technology Corp. ("SST") and Amco Maintenance Corporation ("AMCO"). Significant intercompany items and transactions have been eliminated in consolidation. The Company is a subsidiary of Mirtronics, Inc. ("Mirtronics"), an Ontario publicly-held corporation.

Business

The Company operates in one industry segment: the design, manufacture, marketing and service of a variety of data communications product and systems with applications in the fire alarm, life safety, transit, security and communications industry .

Revenue Recognition

Sales are recognized when product is shipped to customers. Service revenue from maintenance contracts is recognized on a straight-line basis over the terms of the respective contract, which is generally one year. Non-contract service revenue is recognized when services are performed.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1998

1. Summary of Significant Accounting Policies (continued)

Inventories

Inventories are priced at the lower of cost (first-in, first-out) or market and consist primarily of raw materials.

Property and Equipment

Property and equipment are stated at historical cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments.

Depreciation and amortization of machinery and equipment and furniture and fixtures are provided primarily by the straight-line method over their estimated useful lives. The Company depreciates machinery and equipment over periods of 3 to 10 years and amortizes leasehold improvements and assets acquired under capitalized leases over the life of the lease or their economic useful life, whichever is shorter.

Other Assets

Other assets are comprised principally of the excess of cost over the fair value of the assets acquired, the costs associated with the acquisition of certain service contracts in the formation of Pyrotech, and selected assets and service contracts in the formation of SST. The excess of cost over the fair value of the assets acquired approximates $129,000 (net of accumulated amortization of $45,000) and relates principally to the 1990 acquisition of GenSound. This amount is being amortized over forty years under the straight line method. The acquisition cost of the service contracts ($191,000) was completely amortized on the straight line method over five years which commenced October 1, 1992. The acquisition costs of selected assets and service contracts ($201,000) are being amortized under the straight line method over periods of three to fifteen years which commenced April 1, 1994.

The Company evaluates the periods of goodwill amortization to determine whether later events and circumstances warrant revised estimates of useful lives. The Company also evaluates whether the carrying value of goodwill has become impaired.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1998


1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under SFAS No. 109, the asset and liability method is used to determine deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

The Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Shares" which requires companies to report basic and diluted earnings per share ("EPS") computations effective with the quarter ended December 31, 1997. Basic EPS excludes dilution and is based on the weighted-average common shares outstanding and diluted EPS gives effect to potential dilution of securities that could share in the earnings of the Company. Diluted EPS reflects the assumed issuance of shares with respect to the Company's employee stock options, non-employee stock options, warrants and convertible notes and preferred stock. The computation for 1997 has been restated to conform to the requirements of SFAS No. 128. (See Note 10). The EPS and Weighted Average Shares Outstanding have been retroactively adjusted to give effect to a 1 for 3 reverse split of common stock that was effective in September 1998.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

The Company's operations are located in two large U.S. cities (New York City, New York and Dallas, Texas), each of which is an independent market. The Company grants credit to its customers, principally all of which are general or specialized construction contractors, none of which individually constitutes a significant portion of outstanding receivables. Approximately 86% of such outstanding receivables at September 30, 1998 are due from customers in New York.

At September 30, 1998, the Company had approximately $160,000 based on checks that had not cleared the financial institutions that are subject to insured amount limitations. The Company does not require collateral to support financial instruments subject to credit risk.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1998


1. Summary of Significant Accounting Policies (continued)


Stock Options and Similar Equity Instruments

The Company adopted the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", for stock options and similar equity instruments (collectively, "Options") issued to employees; however, the Company will continue to apply the intrinsic value based method of accounting for options issued to employees prescribed by Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issues to Employees", rather than the fair value based method of accounting prescribed by SFAS No. 123. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. (see Note 12).

2. Transactions with Related Parties

In consideration of collateral support for a previous credit facility for the Company and various loans over several years, the Company had granted to Mirtronics options to purchase the Company's Common Stock. Mirtronics had the right to acquire up to an aggregate of 613,333 shares of common stock at an exercise price of $.90 per share, a portion of which were held for the benefit of the Company's Chairman. These options were to expire on December 31, 1998 (See Note 12). In addition, the Company had previously entered into a Debt/Equity Agreement with Mirtronics, that provided for the retirement of debt and the issuance to Mirtronics of 225,000 shares of Preferred Stock, which could also be converted into 450,000 shares of common stock (675,000 and 1,350,000 respectively, before giving effect to the one for three reverse split).

In February 1998, the Company and Mirtronics reached an agreement to reorganize the options, convertible debt and preferred stock held by Mirtronics so as to reduce the potential dilution of these securities by 366,667 shares of common stock. Under this agreement, Firetector redeemed the $675,000 of Convertible Preferred Stock and $170,000 of convertible debt for an aggregate price of $845,000. These securities were convertible into 563,333 shares of common stock. In satisfaction thereof, Firetector issued a $620,000 Convertible Note with interest at 10% (payable upon demand and convertible into 413,333 shares of common stock at a conversion price of $1.50 per share until December 31, 2002), and a $225,000 Note (without a convertible feature), with interest at 10%, payable upon demand. The foregoing notes are limited as to repayment based upon covenant requirements and borrowing availability under the terms of the Company's Credit Facility. Also in connection with this reorganization, Mirtronics exercised 613,333 options for common stock for an aggregate consideration of $552,000 and Firetector simultaneously repurchased and retired 216,667 of the newly issued shares for $552,000.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1998

2. Transactions with Related Parties (continued)

In September 1998, the Company entered into a Debt Matching Agreement with Mirtronics whereby an aggregate of $508,619 due by Mirtronics to Firetector was applied to reduce the notes payable and interest due by Firetector to Mirtronics. As a consequence of this debt matching agreement, the $225,000 Non-Convertible note with interest of $13,870 was satisfied in full and the $620,000 Convertible Note with interest of $38,219 was reduced to a new balance of $392,973. In addition, the right to convert this note into 413,333 shares of common stock was surrendered in consideration for a new warrant to purchase 310,000 shares of common stock (the "1998 warrants"). These 1998 warrants are exercisable at anytime until December 31, 2003 at an exercise price of $1.02 per share.

In consideration of collateral support for the Company's Credit Facility in 1994, the Company granted Genterra Capital Corporation, an Ontario Corporation, ("GCC" ) formerly known as First Corporate Capital Inc.) options for 166,667 unregistered shares of the Company's common stock at $.90 per share through December 31, 1999. In July 1996, GCC exercised 33,334 of these options at $.90 per share. An officer of GCC is also a director of Mirtronics (See Note 12).

At the termination of employment of an officer/director of the Company (other than for cause), the officer was granted the right to cause the Company to repurchase up to 8,437 shares of common stock from the officer/director at a price of $38.88 per share by means of a seven year installment promissory note bearing interest of 4% per annum. On December 1, 1996 the officer exercised the option and, commencing January 1, 1997, the Company repurchased 8,437 shares at a price of $38.88 payable monthly over seven years at an interest rate of 4% per annum. In October 1991, the Company, as a provision of a new four-year employment agreement with the officer/director, granted options to purchase 2,917 shares of common stock at $1.00 per share exercisable through March 15, 2001.

3. Property, Plant and Equipment

Property and equipment (including those arising from capital leases) are summarized as follows:

                                             September 30,
                                                 1998
                                             ----------
Machinery and equipment                       $942,000
Furniture and fixtures                         126,000
Equipment under capitalized leases              48,000
Leasehold improvements                          42,000
                                             ----------
                                             1,158,000

Less accumulated depreciation and
amortization                                   812,000
                                             ----------
                                              $346,000
                                             ==========

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1998

Annual   amortization  of  equipment  under  capital  leases  is  included  with depreciation and amortization expense.

Depreciation expense was $168,000 and $154,000 for the years ended September 30, 1998 and 1997, respectively.

4. Software Development Costs

Certain software development costs amounting to $184,000, principally incurred in connection with the development of certain of the Company's products, have been capitalized in prior years. These costs are being amortized, under the straight line method, over a five year period which commenced on April 1, 1993 when the related products were ready for general release. Amortization expense of approximately $19,000 and $37,000 for the years ended September 30, 1998 and 1997, respectively, has been included in cost of sales. Accumulated amortization was $181,000 at September 30, 1998.


5. Long-Term Debt

In 1998, the Company entered into a new revolving credit facility with Citizens Business Credit Company of Boston, Mass (the "Credit Facility"). The new credit facility provides for a $3,000,000 revolving line of credit through June 2001 and carries an interest rate of prime plus 3/4% on outstanding balances (9.25% at September 30, 1998). The Credit facility limits capital expenditures to $250,000 in each year. At September 30, 1998 $1,748,000 was outstanding under this facility. Advances under the credit facility are measured against a borrowing base calculated on eligible receivables and inventory. The credit facility is secured by all of the assets of the Company and all of its operating subsidiaries, as well as a $300,000 letter of credit provided by Mirtronics.

The Credit Facility includes certain restrictive covenants, which among other things, impose limitations on declaring or paying dividends, acquisitions and capital expenditure. The Company is also required to maintain certain financial ratios. At September 30, 1998, the Company was not in default of any of its financial covenants.


Annual maturities of Notes/Loans Payable are as follows:


                                  Bank               Other Notes
                                  Loan                   Payable
                               ------------          ---------------
        1999                                           $463,000
        2000                                             54,000
        2001                    1,748,000                54,000
        2002                                             51,000
        2003                                             47,000
        Thereafter                                       16,000
                               -----------             ---------
        Total                  $1,748,000              $685,000
                               ===========             =========

                                     Firetector Inc. and Subsidiaries

                                Notes to Consolidated Financial Statements

                                            September 30, 1998

5. Long-Term Debt (continued)

For debt classified as current, it was assumed that the carrying amount approximated fair value for these instruments because of their short maturities. The fair value of long-term debt is based on current rates at which the Company could borrow funds with similar remaining maturities. The carrying amount of long-term debt approximates fair value.

At September 30, 1998, the notes payable to Mirtronics totaled $393,000. While these notes are payable on demand, they are subordinate to and subject to a payment restriction under the Company's Credit Facility with its bank. These notes are subordinate to and repayment was not permitted under the Company's previous loan agreement, therefore, they were previously classified as a non-current liability.

6. Leases

The Company leases certain office and warehouse space under noncancellable operating leases expiring at various times through 2004. The Company also leases certain office equipment and vehicles under noncancellable capital and operating leases expiring in various years through fiscal 2001.

The following is a schedule of future minimum payments, by year and in the aggregate, under noncancellable capital and operating leases with initial or remaining terms of one year or more at September 30, 1998:

                                      Capital                Operating
                                      Leases                  Leases
                                      -------                ----------
1999                                 $38,000                 $260,000
2000                                  10,000                  178,000
2001                                   2,000                  119,000
2002                                                          112,000
2003                                                           88,000
Thereafter                                                     26,000
                                    ---------              -----------
Total minimum lease payments         $50,000                 $783,000
                                                           ===========
Less amount representing interest      8,000
                                    ---------
Present value of net minimum
  lease payments (including
  current portion of $33,000)        $42,000
                                    =========


Rental expense amounted to $237,000 and $237,000 for the years ended September 30, 1998 and 1997, respectively.


7. Significant customers

During fiscal 1998, no customer accounted for more than 10% of sales. In fiscal 1997, one customer accounted for approximately $1,900,000 or 12% of revenues.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1998

8. Income Taxes

During the year ended September 30, 1998 the Company recorded a tax provision of $50,000, compared to $100,000 for the year ended September 30, 1997. A reconciliation of such with the amounts computed by applying the statutory federal income tax rate is as follows:


                                                    Year ended September 30,
                                                      1998            1997
                                                    --------        --------
Statutory federal income tax rate                      34%             34%
Computed expected tax from income                    $89,000        $306,000
Increase in taxes resulting from:
  State and local income taxes, net of
   Federal tax benefit                                31,000          78,000
  Alternative minimum tax                              7,000          19,000
  Nondeductible expenses                               2,000           3,000
                                                    ---------       ---------
Actual tax applicable to income                      129,000         406,000
Increase (decrease) in taxes resulting from:
 Reduction in valuation allowances to give
  effect to use of net operating loss
  carryforwards                                     (136,000)       (531,000)
 Reduction of estimated state tax benefit
 for future use of net operating losses               57,000         225,000
                                                    ---------      ----------
Provision                                           $ 50,000        $100,000
                                                    =========      ==========

The Company provided $25,000 and $6,000 for state and local franchise and capital taxes for the years ended September 30, 1998 and 1997, respectively. These expenses have been included in selling, general and administrative expenses for each of the years presented.

The Company has accumulated approximately $908,000 of net operating losses as at September 30, 1998 which may be used to reduce taxable income and income taxes in future years. The utilization of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards between fiscal years 2008 to 2010.

The Company has recorded a deferred tax asset of approximately $374,000 at September 30, 1998 related principally to its net operating loss carryforwards. In 1999 the Company expects to realize all of the deferred tax asset, as a consequence the valuation allowance was decreased by $136,000 to zero during the year ended September 30, 1998. The expected realization is based on experiencing four consecutive years of profits. Management anticipates profitable operations to continue at a level that will result in the utilization of the entire deferred tax asset.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1998


8. Income Taxes (continued)


The following summarizes the operating tax loss carry forwards by year of expiration:

           Amount             Expiration Date of Tax Loss Carryforward

          $338,000                     September 30, 2008
          $570,000                     September 30, 2010


9.  Stock Split

On September 24, 1998, the Company effected a one for three reverse stock split of the outstanding shares of common stock of the Company. All references in the accompanying financial statements to the number of common shares and per share amounts have been restated to reflect the reverse stock split.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1998

10. Earnings Per Share

Shown below is a table that presents for 1998 and 1997 the computation of basic earnings per share, diluted earnings per share, weighted shares outstanding, and weighted average shares after potential dilution. All earnings per share data, stock option data, and weighted shares outstanding have been restated to give effect to the Company's 1 for 3 reverse stock split that was effective in September 1998.

                                                           Year Ended
Basic EPS Computation                                1998              1997
---------------------                            ------------     ------------

  Net Income available to common
   shareholders                                   $211,000          $802,000
    Weighted average outstanding shares          1,420,045         1,176,522

  Basic EPS                                          $.15              $.68

Diluted EPS Computation
  Income available to common
    shareholders                                   $211,000         $802,000
  Impact of convertible notes                        26,000           10,000
  Diluted net income                               $237,000         $812,000

    Weighted-average shares                       1,420,045        1,176,522
       Plus:  Incremental shares from
               assumed conversions
       Non Employee Stock Options                   251,724          589,818
       Convertible preferred stock                  172,602          450,000
       Convertible debt                             254,795          112,000
         Employee Stock Options                      46,036           36,956
         Warrants*                                                     7,358
                                                 -----------       ----------
    Dilutive potential common shares                725,157        1,196,132
                                                 -----------       ----------
    Adjusted weighted-average shares              2,145,202        2,372,654
                                                 -----------       ----------
    Diluted EPS                                       $.11           $.34
                                                 ===========       ==========

*Warrants convertible into 33,334 and 16,667 shares were antidilutive in the years ending September 30, 1998 and 1997, respectively.


11. Other Matters

a. Product development costs charged to income approximated $128,000 and $113,000, for the years ended September 30, 1998 and 1997, respectively.

b. Selling, general and administrative expenses include provisions for doubtful accounts amounting to $113,000 and $87,000 for the years ended September 30, 1998 and 1997, respectively.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1998

12. Employee Stock Options, Options, and Warrants

On April 30, 1997, the Company and its shareholders adopted a nonqualified stock option plan ("1997 Plan"), which expires September 30, 2002, except as to options then outstanding under the 1997 Plan. Under the 1997 Plan, the Board of Directors may grant options to eligible employees at exercise prices not less than 100% of the fair market value of the common shares at the time the option is granted. The number of shares of Common Stock that may be issued shall not exceed an aggregate of up to 10% of its issued and outstanding shares from time to time. Options vest at a rate of 20% per year commencing one year after date of grant. Issuances under the 1997 Plan are to be reduced by options outstanding under a 1990 nonqualified stock option plan (replaced by the 1997 Plan). Effective September 30, 1998, all outstanding employee stock options were reset to an exercise price of $1.00 per share.

The Company applies the instrinsic value base method of accounting for options issued to employees rather than the fair value based method of accounting. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, the Company's net income and net income per share would be reduced to the pro forma amounts indicated below:

                                      1998              1997
Net Income (in thousands):
       As reported                 $211,000            $802,000
       Pro forma                    211,000             751,000

Earnings per common share:
       As reported                    $0.11              $0.34
       Pro forma                       0.11               0.32


These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period for purposes of future pro forma disclosures, and additional options may be granted in future years. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for both 1998 and 1997: dividend yield of zero; expected volatility of 92% and 81% and expected life of 4 years. The weighted average risk fee interest rates for 1998 and 1997 were 6.30% and 6.00%, respectively. The weighted average fair value of options granted during 1997, for which the exercise price equaled the market price on the grant dates, was $3.06. However, the option price for all employee stock options outstanding was reset to $1.00 effective September 30,1998.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected price volatility. Because the Company's employees' stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in managements' opinion, the existing models do not necessarily provide a reliable

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1998

12. Employee Stock Options, Options, and Warrants (continued)

single measure of the fair value of employee stock options.

Transactions involving stock options are summarized as follows:


                                                             Weighted Average
                                                           Exercise Price of
                              Stock Options Outstanding    Options Outstanding
                              ---------------------------------------------
Balance October 1, 1996              175,000                        $1.10
   Granted                            88,750                         1.02
   Exercised/Expired                  44,875                         1.13
Balance September 30,1997            218,875                         1.06
   1 for 3 Reverse Stk Split        (145,917)                        3.18
Balance September 30, 1998            72,958                         1.00


There  were  42,709  exercisable  options  at  September  30,  1998  and  23,325 exercisable options at September 30, 1997. These employee stock options are exercisable at a newly reset option price of $1.00 per share.

The following table summarizes information concerning currently outstanding and exercisable stock options.


                    Outstanding at        Weighted Average      Exercisable at
Exercise Price     September 30, 1998     Contractual Life   September 30,1998

$1.00                   27,250                2.5 years            27,250
 1.00                   16,125                2.5 years             8,063
 1.00                    4,500                3.3 years             1,125
 1.00                   25,083                4.0 years             6,271

Mirtronics is the largest shareholder of the Company. In 1994 and 1995, Mirtronics provided financial assistance to the Company by way of a Letter of Credit in support of the Company's Credit Facility, further advances to the Company, and an exchange of debt for equity. In connection with this financial assistance, the Company granted Mirtronics options to acquire common stock and issued Series 1 Preferred Stock in exchange for debt. In February 1998, the Company and Mirtronics agreed to restructure the options, convertible debt and preferred stock, and in September 1998, the Company and Mirtronics entered into a Debt Matching Agreement to offset obligations with each other and for Mirtronics to surrender the conversion option on 413,333 shares of common stock for a new warrant for 310,000 shares of common stock.
(See Note 2 - Transaction with Related Parties).

In February 1994, the Company issued options to purchase 166,667 unregistered shares of common stock at a $.90 per share to GCC in consideration of providing an income guaranty to support the Company's Credit Facility. 33,334 of these options were exercised in July 1996. (also see Note 2 "Transactions with Related Parties").

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1998

12. Employee Stock Options, Options, and Warrants (continued)

In May 1995, the Company granted Judson Enterprises, Ltd. 33,334 options to purchase common stock at a price of $3.00 per share in exchange for investment banking services. In April 1997, the Company entered into an agreement to exchange 16,667 of these options for 16,667 new options to purchase common stock at a price of $4.50. Based on calculations done in accordance with the requirements of SFAS 123, stock based compensation expense resulting from this transaction was immaterial.

Transactions involving non-employee stock options and warrants are summarized as follows:
                                                          Weighted Average
                            Options and Warrants          Exercise Price of
                                  Outstanding             Options Outstanding
Balance October 1, 1996            2,377,500                  $ .33
   Granted                            50,000                   1.50
   Exercised/Expired                 (50,000)                  1.00
Balance September 30,1997          2,377,500                    .34
   Exercised/Expired              (1,847,500)                   .30
   1 for 3 Reverse Stk Split        (353,333)                  1.30
   Effect of Debt Matching           310,000                   1.02
Balance September 30, 1998           486,667                  $1.17

All of these options were exercisable at the end of the periods indicated in the above schedule.

The following table summarizes information concerning currently outstanding and exercisable non-employee stock options and warrants.

                      Outstanding at      Weighted Average      Exercisable at
Exercise Price      September 30, 1998    Contractual Life  September 30, 1998
          $.90            143,333             .2 years              143,333
          3.00             16,667            2.5 years               16,667
          4.50             16,667            3.5 years               16,667
          1.02            310,000            5.3 years              310,000

13. Contingencies

In the normal course of its operations, the Company has been or, from time to time, may be named in legal actions seeking monetary damages. Management does not expect, based upon consultation with legal counsel, that any material item exists that will affect the Company's business or financial condition.

14. Other

Approximately  39%  of  the  Company's   employees  are  covered  by  collective
bargaining agreements. The present contract will expire in July 1999.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1998

14. Other (continued)

Effective January 1, 1996, the Board of Directors instituted a 401K plan for nonunion employees. The plan includes a profit sharing provision at the discretion of the Board of Directors. In 1998 there was no profit sharing contribution and in 1997 a contribution of $22,500 was charged to expense .

15. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Values of Financial Instruments", requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash and cash equivalents, trade receivables and payables, and short-term debt, it was assumed that the carrying amount approximated fair value because of the near term maturities of such obligations. The fair value of long-term debt was determined based on current rates at which the Company could borrow funds with similar remaining maturities, which amount approximates its carrying value.

16.  Authoritative Pronouncements

In June 1997 the Financial Accounting Standards Board ("FASB") issued SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures About Segments of an Enterprise and Related Information".

Both are effective for financial statements for fiscal years beginning after December 15, 1997. The Company will adopt both statements on October 1, 1998. Adoption is not expected to have a material impact on financial position and results of operations.

SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management is in the process of determining its preferred format.

The adoption of SFAS No. 130 will have no impact on the Company's consolidated results of operations, financial position or cash flows.

SFAS No. 131 changes how operating segments are reported in annual financial statements and requires the reporting of selected information about operating

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1998

14. Other (continued)

segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for periods beginning after December 15, 1997, and comparative information for earlier years is to be restated. SFAS No. 131 need not be applied to interim financial statements in the initial year of its application. The Company is in the process of evaluating the disclosure requirements.

In February 1998, the FASB issued SFAS No. 132, "Employers Disclosure about Pensions and Other Postretirement Benefits," which is effective for fiscal years beginning after December 15, 1997. The modified disclosure requirements are not expected to have a material impact on the Company's results of operations, financial position or cash flows.

The FASB has issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of derivative and how it is designated, for example, gain or losses related to changes in the fair value of a derivative not designated as a hedging instrument is recognized in earnings in the period of the change, while certain types of hedging may be initially reported as a component of other comprehensive income (outside earnings) until the consummation of the underlying transaction.

SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of SFAS No. 133 should be as of the beginning of a fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No, 133.
Earlier application of all of the provisions of SFAS No. 133 is not to be applied retroactively to financial statements of prior periods. The Company will evaluate the new standard to determine any required new disclosures or accounting.

                                                      FIRETECTOR INC.
                                                      CORPORATE DATA


SECURITIES TRADING

  Common Stock Nasdaq symbol - FTEC

TRADING RANGES of COMMON STOCK

Quarter Ending        High       Low
--------------       -----------------------
December 31, 1996     1 3/4      7/8
March 31, 1997        1 15/16  1
June 30, 1997         1 5/8    1 1/8
September 30, 1997    1 9/32    15/16
December 31, 1997     1 1/8      5/8
March 31, 1998        1 1/4      3/4
June 30, 1998         1 1/4     25/32
September 30, 1998    1 1/4      1/4


The above quotations represent inter-dealer prices, without adjustment for retail mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.

RECORD HOLDERS

As of December 18, 1998, there were 617 record holders of Common Stock.

DIVIDENDS

Firetector Inc. has never paid any cash dividends on its Common Stock and the payment of cash dividends is not expected in the foreseeable future. Firetector Inc.'s loan agreements prevent the payment of dividends. The payment of future dividends will depend on earnings, capital requirements, financial conditions and other factors considered relevant by the Board of Directors.

Annual Report on Form 10-KSB

Firetector Inc.'s Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission on December 29, 1998 will provide additional information about Firetector Inc. A copy of the report is available without charge to Stockholders upon request to:

         Corporate Secretary
         Firetector Inc.
         262 Duffy Avenue
         Hicksville, New York  11801
         (516) 433-4700

TRANSFER AGENT OF ALL CLASSES

  American Stock Transfer & Trust Company

GENERAL COUNSEL

  Dolgenos Newman & Cronin LLP

INDEPENDENT AUDITORS

  Moore Stephens, P.C.

DIRECTORS AND EXECUTIVE OFFICERS

Daniel S. Tamkin, Chairman of the Board, Chief
Executive Officer, General Counsel;  Executive Vice
President of Forum Financial Corporation

Joseph Vitale, President, Director

John A. Poserina, Chief Financial Officer,
Secretary, Treasurer and Director

Dennis P. McConnell,  Director; Dolgenos Newman
& Cronin LLP

Henry Schnurbach, Director, President of
Cantar/ Polyair Inc.